Exhibit 99.1

BEYONDSPRING PROVIDES OPERATIONAL UPDATE AND SECOND-QUARTER 2018 FINANCIAL RESULTS

- Reported Topline Positive Efficacy and Safety Data from Phase 2 Study 106 Evaluating Plinabulin in Combination With Neulasta for Chemotherapy-Induced Neutropenia (CIN) Prevention

- On Track to Report Interim Data from Phase 3 Study 105 in 4Q 2018 and Submit New Drug Application (NDA) to China Food and Drug Administration (CFDA) for CIN in Late 2018 / Early 2019

- On Track to Report Interim Data from Phase 3 Study 103 in Early 2019 and Submit NDA to CFDA for Non-Small Cell Lung Cancer in First Half of 2019

NEW YORK, Oct. 23, 2018 – BeyondSpring Inc. (the “Company”) (NASDAQ:BYSI), a global, clinical-stage biopharmaceutical company focused on the development of transformative cancer therapies, today announced its financial results for the quarter ended June 30, 2018, and provided an update on the Company’s operations.

“In recent months, we have reported data from our Plinabulin program at major conferences highlighting its positive product profile compared to G-CSFs, including its positive efficacy and safety when added to the standard of care for CIN, lack of bone pain, prevention of chemotherapy-induced thrombocytopenia, and its potential to positively impact the tumor microenvironment and improve outcomes in combination with Neulasta,” said Lan Huang, Ph.D., Chairman, Chief Executive Officer and Co-Founder of BeyondSpring. “We are now looking ahead to reporting interim data from our Phase 3 Study 105 before year end. If positive, we plan to submit a New Drug Application to the China Food and Drug Administration later this year or early next year for CIN, with a separate submission to Chinese regulatory authorities for non-small cell lung cancer in the first half of 2019, assuming a favorable trend from the interim analysis of Study 103. We have begun preparations to position the Company for commercial success in both China and the U.S. under the leadership of our recently appointed Chief Operating Officer, Richard Daly, and I am looking forward to building momentum as we begin our transition to a multinational, commercial-stage oncology company with an emerging pipeline of additional preclinical and clinical candidates to fuel future growth.”

Operational Update and Recent Highlights

Reported Topline Positive Efficacy and Safety Data From Phase 2 Study 106 Evaluating Plinabulin in Combination With Neulasta for CIN Prevention
In a separate press release issued today, the Company reported positive topline Phase 2 data from its Study 106 evaluating Plinabulin in combination with Neulasta versus Neulasta monotherapy. Data collected to-date suggest a significant improvement in efficacy in treating CIN as well as more than a 90% reduction in patients experiencing bone pain when adding Plinabulin to this standard of care for the treatment of high-risk CIN.

Recent and Upcoming Data Presentations Support Product Profile of Plinabulin for the Treatment of CIN
The Company recently presented new data at a number of medical and scientific conferences demonstrating the advantages of Plinabulin compared to Neulasta, the current standard of care for the treatment of CIN.

•
At the 2018 European Society for Medical Oncology (ESMO) Congress, data presented showed that, in contrast to Neulasta, Plinabulin does not increase the Neutrophil-to-Lymphocyte Ratio (NLR), a novel marker for immune suppression in the tumor microenvironment.

•
A presentation at the 2018 Joint Meeting of the Society for Leukocyte Biology and International Endotoxin and Innate Immunity Society highlighted Plinabulin’s differentiated mechanism of action and potential complementary therapeutic effect in working with G-CSF. The data demonstrated evidence of neutrophil demargination and reduced bone marrow transit time for Plinabulin, which are consistent with IL-6 signaling in bone marrow and tissue microenvironment.

•	At the 2018 IASLC 19th World Conference on Lung Cancer, data demonstrated that Plinabulin mitigated both docetaxel CIN and thrombocytopenia in patients with advanced non-small cell lung cancer.
•
The Company will present additional data at the upcoming Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in an abstract titled, “Pegfilgrastim, but not Plinabulin, generates a blood myeloid cell (BMC) repertoire with a predominant immunosuppressive phenotype.”

In Collaboration With Bristol-Myers Squibb, the BeyondSpring-Sponsored Study of Plinabulin + nivolumab + ipilimumab for Small Cell Lung Cancer Enrolls First Patient
In October, the Company announced the opening of an investigator-initiated Phase 1 clinical trial with a triple combination therapy, consisting of BeyondSpring’s lead asset, Plinabulin, and Bristol-Myers Squibb's PD-1 antibody, Opdivo (nivolumab), and CTLA-4 antibody, Yervoy (ipilimumab), for the treatment of small cell lung cancer. The trial, conducted through the Big Ten Cancer Research Consortium, is currently enrolling subjects at Rutgers Cancer Institute of New Jersey and is expected to enroll approximately 15 patients in the Phase 1 portion of this Phase 1/2 combined study, and an additional 40 patients in the Phase 2 portion. The first patient received treatment in September 2018.

Strengthened Intellectual Property Portfolio with Newly Issued U.S. Patent for Plinabulin
In October, the Company announced that the U.S. Patent and Trademark Office (USPTO) issued the Company a new patent—U.S. 10076518—for certain methods of treating brain cancer with Plinabulin. The Company has a total of 73 patents granted in 34 countries, including 14 issued U.S. patents directed to Plinabulin and Plinabulin analogs, their synthesis and their use in the treatment of various disorders. These U.S. patents are scheduled to expire between 2021 and 2036, with the potential of patent term extensions of up to five more years.

Richard J. Daly Appointed Chief Operating Officer to Lead Transition to Commercialization
In August 2018, the Company announced the appointment of Richard J. Daly as Chief Operating Officer of the Company. Mr. Daly has more than 25 years of experience heading business development and commercial operations for leading pharmaceutical and biotech companies and will be responsible for global commercial operations as well as business development, strategic partnering and alliance management at BeyondSpring.

Financial Results for Three Months Ended June 30, 2018

Research and development (R&D) expenses were $11.0 million for the quarter ended June 30, 2018, compared to $12.2 million for the quarter ended June 30, 2017. The R&D expenses for the quarter ended June 30, 2018 decreased by $1.2 million, compared to the quarter ended June 30, 2017. This decrease was due to a $6.0 million decrease in non-cash share-based compensation expense, offset by a $4.8 million increase in the other R&D expenses. The $4.8 million increase in other R&D expenses is largely attributable to a $1.1 million increase in drug purchase for clinical trials, a $0.7 million increase in expenses for professional service related to R&D activities and a $0.6 million increase in expenses for data management service.

General and administrative (G&A) expenses were $1.4 million for the quarter ended June 30, 2018, compared to $2.8 million for the quarter ended June 30, 2017. G&A expenses in the second quarter of 2017 included a $1.8 million non-cash share-based compensation expense.

Net loss attributable to the Company was $12.2 million for the quarter ended June 30, 2018, compared to $13.3 million for the quarter ended June 30, 2017.

Cash and short-term investments were $22.4 million at June 30, 2018, compared to $30.6 million at December 31, 2017. The Company anticipates that its currently available financial resources will enable it to advance its ongoing clinical trials and submit NDAs in China for Plinabulin for the treatment of CIN and non-small cell lung cancer in late 2018 or early 2019 and in the first half of 2019, respectively, and to advance its immuno-oncology pipeline, as well as its ubiquitination protein degradation research platform.

Key Upcoming Milestones

The following outlines the Company's key anticipated upcoming milestones and projected timelines.

Plinabulin

•	Announce Phase 3 interim data for Study 105 evaluating Plinabulin + docetaxel for intermediate-risk CIN – 4Q 2018

•	Submit NDA to CFDA for Plinabulin for CIN – late 2018/early 2019

•	Announce Phase 3 final data for Study 105 evaluating Plinabulin + docetaxel for intermediate-risk CIN – 2019

•	Announce Phase 2 final data for Study 106 evaluating Plinabulin + TAC for high risk CIN – 1H 2019

•	Submit NDA to U.S. Food and Drug Administration (FDA) for Plinabulin for CIN – 2H 2019

•	Announce Phase 3 interim data for Study 103 evaluating Plinabulin + docetaxel for non-small cell lung cancer (NSCLC) – early 2019

•	Submit NDA to CFDA for Plinabulin for NSCLC – 1H 2019

•	Announce Phase 3 final data for Study 103 evaluating Plinabulin + docetaxel for NSCLC – 2020

•	Submit NDA to U.S. FDA for Plinabulin for NSCLC – 2020

Investigator-Initiated Trials

•	Announce Phase 1 topline data for Plinabulin + nivolumab + ipilimumab triple-combination immuno-oncology study for small cell lung cancer – 2H 2019

•	Advance Plinabulin + pembrolizumab + chemo triple-combination immuno-oncology study for non-small cell lung cancer into Phase 1 – 1H 2019

Other Oncology Pipeline

•
Advance ubiquitination protein degradation research platform, BPI-001, into Investigational New Drug application stage with its first target of mutant KRAS and expand the platform to other undruggable substrates – 2020

•	Advance new pipeline asset, BPI-002, an oral CTLA-4 inhibitor, into Phase 1 – 2H 2019

Conference Call and Webcast Information
The Company will host an operational update conference call on October 23, 2018 at 8:00 a.m. Eastern Time. The dial-in numbers for the conference call are (866) 362-6591 (U.S. Toll Free) or (706) 758-3199 (international). Please reference conference ID 7880008.

A live webcast of the conference call will be available through the Investors section of BeyondSpring’s website at http://ir.beyondspringpharma.com. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. A replay of the webcast will remain available on http://ir.beyondspringpharma.com for 30 days following the call.

About Plinabulin
Plinabulin, a marine-derived small-molecule, is BeyondSpring’s lead asset and is currently in late-stage clinical development for the prevention of chemo-induced neutropenia and as an anticancer therapy in non-small cell lung cancer. Studies of Plinabulin's mechanism of action indicate that Plinabulin activates GEF-H1, a guanine nucleotide exchange factor. GEF-H1 activates downstream transduction pathways leading to the maturation of dendritic cells, which in turn leads to T-cell activation and the up-regulate of IL6 in the tissue micro environment, contributing to the prevention of neutropenia.

About BeyondSpring
BeyondSpring is a global, clinical-stage biopharmaceutical company developing innovative immuno-oncology cancer therapies with a robust pipeline from internal development and from collaboration with the University of Washington in de novo drug discovery using a ubiquitination platform. BeyondSpring’s lead asset, Plinabulin, is in a Phase 3 global clinical trial as a direct anticancer agent in the treatment of non-small cell lung cancer and two Phase 2/3 clinical programs in the prevention of chemotherapy-induced neutropenia. BeyondSpring has a seasoned management team with many years of experience bringing drugs to the global market.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as "will," "expect," "anticipate," "plan," "believe," "design," "may," "future," "estimate," "predict," “potential,” “suggest,” "objective," "goal," or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Specifically, these forward-looking statements include, but are not limited to, statements relating to the Company’s ability to establish its lead asset, Plinabulin, as a potentially superior new therapy for the treatment of CIN and ability to advance its Phase 3 non-small cell lung cancer trial and earlier-stage programs, the potential for development and marketing of its product candidates, ability to advance its pipeline of immuno-oncology therapies and research activities, timing and ability of the Company to prepare and initiate Phase 1 trials relating to triple-combination immune-oncology programs, the Company’s ability to meet anticipated milestones and comply with projected timelines, the potential effectiveness of Plinabulin, the potential for Plinabulin to address limitations in the current standard of care, the Company’s ability to transition into a multinational commercial-stage oncology company with a pipeline of candidate to fuel future growth, and the Company’s ability to continue as a going concern. Forward-looking statements are based on BeyondSpring's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the anticipated amount needed to finance the Company's future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, its expectations regarding the potential safety, efficacy or clinical utility of its product candidates, or additional competition in the market, and other risk factors referred to in BeyondSpring’s current Form 20-F on file with the U.S. Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.
*Neulasta is a registered trademark of Amgen, Inc.

Contact:

Investor Relations:

Laura Perry or Joe Rayne
Argot Partners
212.600.1902
BeyondSpring@argotpartners.com

Media Relations:

Caitlin Kasunich / Amy Singh
KCSA Strategic Communications
212.896.1241 / 212.896.1207
ckasunich@kcsa.com / asingh@kcsa.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2017 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2018

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Note	December 31, 2017	June 30, 2018
		$	$
		(Audited)	(Unaudited)
Assets

Current assets:
Cash		27,481	19,413
Short term investments	2	3,074	3,022
Advances to suppliers		1,525	1,835
Prepaid expenses and other current assets		264	525
Total current assets		32,344	24,795

Noncurrent assets:
Property and equipment, net	3	123	116
Other noncurrent assets		361	583
Total noncurrent assets		484	699

Total assets		32,828	25,494

Liabilities and equity

Current liabilities:
Accounts payable		3,379	2,804
Government grants	2	307	-
Accrued expenses		807	2,326
Other current liabilities		299	554
Total current liabilities		4,792	5,684

Total liabilities		4,792	5,684

Commitments and contingencies	9

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 22,530,702 shares and 23,174,797 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively)	5	2	2
Additional paid-in capital	5	151,147	169,683
Accumulated deficit	5	(123,891)	(149,713)
Accumulated other comprehensive loss	5	(182)	(100)

Total BeyondSpring Inc.’s shareholder’s equity		27,076	19,872
Noncontrolling interests	5	960	(62)
Total equity		28,036	19,810

Total liabilities and equity		32,828	25,494

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2018

 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2017	2018	2017	2018
		$	$	$	$

Revenue		-	-	-	-

Operating expenses:
Research and development, including patent cost of $42,259 expensed for the six months ended June 30, 2017	9	(12,189)	(10,994)	(58,936)	(25,068)
General and administrative		(2,840)	(1,388)	(3,884)	(2,116)

Loss from operations		(15,029)	(12,382)	(62,820)	(27,184)
Foreign exchange gain, net		129	(460)	203	(128)
Interest income		25	55	30	128
Other income		-	-	-	316

Loss before income tax		(14,875)	(12,787)	(62,587)	(26,868)
Income tax benefit	4	-	-	-	-

Net loss		(14,875)	(12,787)	(62,587)	(26,868)
Less: Net loss attributable to noncontrolling interests		(1,534)	(621)	(1,850)	(1,046)
Net loss attributable to BeyondSpring Inc.		(13,341)	(12,166)	(60,737)	(25,822)

Net loss per share
Basic and diluted	8	(0.61)	(0.54)	(3.05)	(1.16)
Weighted-average shares outstanding
Basic and diluted	8	21,732,653	22,397,442	19,916,446	22,342,822

Other comprehensive loss
Foreign currency translation adjustment gain (loss)		(1)	169	(5)	104
Comprehensive loss		(14,876)	(12,618)	(62,592)	(26,764)
Less: Comprehensive loss attributable to noncontrolling interests		(1,537)	(630)	(1,852)	(1,024)
Comprehensive loss attributable to BeyondSpring Inc.		(13,339)	(11,988)	(60,740)	(25,740)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2018

 (Amounts in thousands of U.S. Dollars (“$”))

(Unaudited)

		Six months ended June 30,
	Note	2017	2018
		$	$
Operating activities:
Net loss		(62,587)	(26,868)
Adjustments to reconcile net loss to net cash from operating activities:
Research and development expense settled by shares issuance	9	42,259	-
Share-based compensation	10	8,756	5,193
Depreciation expense		13	20
Changes in operating assets and liabilities:
Advances to suppliers		(477)	(310)
Government grants		-	(307)
Prepaid expenses and other current assets		(205)	(261)
Other noncurrent assets		(89)	(222)
Accounts payable		1,586	(575)
Accrued expenses		476	1,119
Amounts due to related parties		(208)	-
Other current liabilities		66	171
Net cash used in operating activities		(10,410)	(22,040)

Investing activities:
Acquisitions of property and equipment		(20)	(13)
Net cash used in investing activities		(20)	(13)

Financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discount		50,505	14,000
Payment of initial public offering costs		(2,783)	-
Payment of private placement offering costs		-	(171)
Net cash provided by financing activities		47,722	13,829

Effect of foreign exchange rate changes, net		1	156

Net increase/(decrease) in cash		37,293	(8,068)
Cash at beginning of period		11,687	27,481

Cash at end of period		48,980	19,413

Non-cash activities:
Research and development expense settled by shares issuance		42,259	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focused on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

In May 2018, the Company entered into various agreements with certain third party investors to issue 739,095 ordinary shares of the Company with a par value $0.0001 per share for an aggregate cash consideration of $20,000 or $27.06 per ordinary share. To date, the Company received $14,000 from the financing.

As at June 30, 2018, the subsidiaries of the Company are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership by the Company	Principal activities

BeyondSpring Pharmaceuticals Inc.	Delaware, United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology Limited	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology(Shenzhen) Ltd.	The People’s Republic of China(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”)	PRC	May 6, 2015	60%	Clinical trial activities

BeyondSpring Pharmaceuticals Australia PTY Ltd. (“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities
The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2018, the unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2017 and 2018, the cash flows for the six months ended June 30, 2017 and 2018, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2017. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.
In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2018. The consolidated balance sheet as of December 31, 2017 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2017.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. The Company incurred a net loss of $26,868 during the six months period ended June 30, 2018 and has an accumulated deficit of $149,713 as of June 30, 2018.  Net cash used in operations was approximately $22,040 for the six months period ended June 30, 2018. The Company has primarily funded these losses through equity financings. To date, the Company has no product revenue and management expects operating losses to continue for the foreseeable future. As of June 30, 2018, the Company had in aggregate $22,435 of cash and short term investments on hand.

In order to enable the Company to operate as a going concern in the foreseeable future, the Company has implemented cost reduction measures which include the deferral of certain research, development and clinical projects and reduction of administrative expenses until additional financings obtained. In addition, the Founders of the Company, Mr. Linqing Jia and Dr. Lan Huang, have agreed in writing to provide adequate financial support to the Company to ensure the Company can operate as a going concern in the foreseeable future. The Founders also confirmed their ability and intention to pledge their shareholdings in the Company to potential lenders for obtaining financing to support the Company. The Company anticipates that its currently available financial resources will enable it to meet with its expected spending in operational expenses and capital expenditures at least up to October 2019.

Therefore, the management believes that the substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued has been alleviated. These financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to share-based compensation, clinical trial accrual, valuation allowance for deferred tax assets, and estimating of useful life for property and equipment. Estimates are periodically reviewed in light of changes in circumstances, facts and experiences. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Government grants

Government grants relating to assets are recognized in the consolidated balance sheets upon receipt and amortized as other income over the weighted average useful life of the related assets. Government grants relating to income that involves no conditions or continuing performance obligations of the Company are recognized as other income upon receipt. Government grants for Dalian Wanchun Pharmaceutical Co., Ltd. (“Wanchun Pharma”) amounting to $316 (RMB2,000) were received in December 2014. The government grant was transferred to Wanchunbulin since Wanchun Pharma was liquidated in August 2015. The Company previously included such government grant under current liabilities as the amendment procedures for changing the beneficiary to Wanchunbulin was still under review of the local government. In January 2018, the Company obtained approval from local government and became eligible for the government grant and recorded the government grant as other income in the consolidated statements of comprehensive loss during the current period.

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, and accounts payable. As of December 31, 2017 and June 30, 2018, the carrying values of these financial instruments approximated their fair value due to their short term nature.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1— Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2— Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3— Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Short-term investments

All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. As of June 30, 2018, the short-term investments are one-year time deposit amounting to $3,022 (RMB20,000) placed with China Merchants Bank.

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards to employees were classified as equity awards and are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options is calculated using an option pricing model, and the grant date fair value of restricted shares is based on the quoted market price of the Company's ordinary shares. The Company has elected to recognize compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards for all employee equity awards granted with graded vesting based on service condition. The Company uses the accelerated method for all awards granted with graded vesting based on performance conditions. The Company elected to account for forfeitures in the period they occur as a reduction to expense.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Share-based compensation (continued)

Awards granted to non-employees

The Company has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, Equity. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty's performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if the Company had paid cash for the services provided by the non-employees in accordance with ASC 505-50, Equity-based Payments to Non-Employees. The Company estimated the fair value of share options granted to non-employees using the same method as employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award. There were no modifications to the awards during the six months ended June 30, 2018.

3.	Property and equipment, net

Property and equipment consists of the following:

	December 31, 2017	June 30, 2018
	(Audited)	(Unaudited)

Office equipment	39	52
Laboratory equipment	104	102
Motor vehicles	23	25
Leasehold improvements	13	13

	179	192
Less: accumulated depreciation	(56)	(76)

Property and equipment, net	123	116

Depreciation expenses for the three and six months ended June 30, 2017 were $7 and $13, respectively. Depreciation expenses for the three and six months ended June 30, 2018 were $8 and $20, respectively.

4.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the three and six months ended June 30, 2017 and 2018.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. No material unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

5.	Equity

The movement of equity is as follows:

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests	Total equity

Balances at January 1, 2018 (audited)	2	151,147	(123,891)	(182)	960	28,036
Issuance of ordinary shares	-	13,345	-	-	-	13,345
Share-based compensation	-	5,191	-	-	2	5,193
Foreign currency translation gain	-	-	-	82	22	104
Net loss	-	-	(25,822)	-	(1,046)	(26,868)

Balances at June 30, 2018 (unaudited)	2	169,683	(149,713)	(100)	(62)	19,810

Balances at January 1, 2017 (audited)	2	44,369	(32,128)	(91)	147	12,299
Issuance of ordinary shares	-	89,443	-	-	-	89,443
Share-based compensation	-	7,331	-	-	1,425	8,756
Foreign currency translation loss	-	-	-	(3)	(2)	(5)
Net loss	-	-	(60,737)	-	(1,850)	(62,587)

Balances at June 30, 2017 (unaudited)	2	141,143	(92,865)	(94)	(280)	47,906

6.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2017 and June 30, 2018, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to $2,399 and nil, respectively.

7.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employees benefits, which were expensed as incurred, were $7 and $15 for the three and six months ended June 30, 2017 and were $14 and $26 for the three and six months ended June 30, 2018, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

8.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc. —basic and diluted	(13,341)	(12,166)	(60,737)	(25,822)
Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	21,732,653	22,397,442	19,916,446	22,342,822

Net loss per share —basic and diluted	(0.61)	(0.54)	(3.05)	(1.16)

The effects of restricted shares were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the three and six months ended June 30, 2017 and 2018.

9.	Commitments and contingencies

Operating lease commitments

The Company has several operating leases, primarily for offices. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases, and the terms of the leases do not contain rent escalation, contingent rent, renewal, or purchase options.

Rental expenses incurred under operating leases for the three and six months ended June 30, 2017 were $52 and $95, respectively. Rental expenses incurred under operating leases for the three and six months ended June 30, 2018 were $142 and $210, respectively.

The following table summarizes the future minimum lease payments under the operating lease as of June 30, 2018:

$

Year ending December 31, 2018	255
Year ending December 31, 2019	324
Year ending December 31, 2020	53

Total	632

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

9.	Commitments and contingencies (continued)

Royalty payment

As part of the consideration to the seller for acquiring the worldwide patent of Plinabulin excluding the PRC and Hong Kong, Wanchun Biotech was required to pay royalties on a quarterly basis equal to 20% of gross proceeds from the sales of the product, commencing on the first commercial sale of such product for ten years.

On February 2, 2015, the Company, Wanchun Biotech and Fortis Advisors LLC, in its capacity as an agent of the former stakeholders of the seller of the patent of Plinabulin transferred to Wanchun Biotech, entered into an agreement to terminate such royalty payment arrangements. The termination agreement would be effective upon the consummation of the Company’s initial public offering ("IPO") in the United States. If the IPO was consummated within three years following the agreement date, the Company was required to issue and allot such number of ordinary shares representing 10% of the Company’s fully-diluted equity capitalization immediately prior to the IPO to a single corporate entity designated by the seller in lieu of the royalty payment. In connection with the Company IPO on the NASDAQ Capital Market completed on March 14, 2017, the Company issued 2,112,963 ordinary shares to Nereus Trust, an entity designated by the seller, and the royalty payment arrangements were terminated. The cost of such patent acquired and expensed as research and development expense was $42,259, which is determined based on the fair value of such issued ordinary shares of $20 per share.

10.	Share-based compensation

On February 24, 2017, in connection with the IPO, the Company’s board of directors and shareholders approved a new equity compensation plan, the 2017 Omnibus Incentive Plan, which became effective on March 9, 2017, to provide an additional incentive to selected officers, employees, non-employee directors, independent contractors and consultants of the Company (the “Participants”) under certain conditions. Under the 2017 Omnibus Incentive Plan, the maximum number of the Company’s ordinary shares reserved for issuance is 2,137,037 shares.

During the six months ended June 30, 2018, the Company granted a total of 30,000 nonqualified share options, with an exercise price of $27.30 per ordinary share. The share options have a contractual term of 10 years based on certain service or performance conditions.

During the six months ended June 30, 2018, 75,000 restricted shares were forfeited, and 7,100 share options and 20,000 restricted shares were cancelled.

As of June 30, 2018, options and restricted shares outstanding totaled 365,900 and 223,162, respectively.

The following table summarizes total share-based compensation expense recognized for the three and six months ended June 30, 2017 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	6,930	978	6,930	5,851
General and administrative	1,826	14	1,826	(658)

Total	8,756	992	8,756	5,193